UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MERITAGE HOMES CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

59001A102

(CUSIP Number)

J. Kevin Mann, Esq.

Seltzer Caplan McMahon Vitek

750 B Street, Suite 2100

San Diego, California 92101

(619) 685-3003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) McCarthy Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v)  2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MGI Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) CO

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v)  2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) McCarthy Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IA, CO

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v)  2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fulcrum Growth Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) PN

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v)  2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fulcrum GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v)  2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fulcrum Growth Partners III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v)  2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fulcrum Homes, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. Fulcrum Homes, LLC expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) and (viii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fulcrum Real Estate, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v)  2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. McCarthy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v)  2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dana C. Bradford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

* Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v)  2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southwest Value Partners Fund XIV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 735,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 735,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) PN

** Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SWVP Fund XIV GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 735,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 735,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) OO

** Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southwest Value Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 735,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 735,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) OO

** Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SWVP XIV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) OO

** Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SWVP XIV Management Co., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) CO

** Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert G. Sarver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 492,300

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power 492,300

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

*** Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. Mr. Sarver expressly disclaims any beneficial ownership of the shares listed in (ii) – (v) and (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark A. Schlossberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 735,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 735,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,300**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

** Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Meritage Homes Corporation, a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 17851 North 85th Street, Suite 300, Scottsdale, Arizona 85255.

Item 2.	Identity and Background

(a) – (c) This Statement is being jointly filed by McCarthy Group, LLC; MGI Holdings, Inc.; McCarthy Capital Corporation; Fulcrum Growth Partners II, L.P.; Fulcrum GP, L.L.C., Fulcrum Growth Partners III, L.L.C.; Fulcrum Homes, LLC; Fulcrum Real Estate, LLC; Michael R. McCarthy; Dana C. Bradford; Southwest Value Partners XIV, LP; SWVP Fund, XIV GP, LLC; Southwest Value Partners, LLC; SWVP XIV, LLC; SWVP XIV Management Co., Inc.; Robert G. Sarver and Mark A. Schlossberg (each a “Reporting Person” and collectively, the “Reporting Persons”).

As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 2,235,300 shares of Common Stock, representing approximately 8.5% of the shares of Common Stock presently outstanding.

As a result of the existing relationships described under this Item 2 and the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Act”).  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

McCarthy Group, LLC, is a Delaware limited liability company.  It is a holding company that primarily engages, through its subsidiaries and affiliates, in the business of acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of McCarthy Group, LLC, is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.  The officers and directors of McCarthy Group, LLC, and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference into this Item 2.

MGI Holdings, Inc., is a Nebraska corporation.  It is a wholly owned subsidiary of McCarthy Group, LLC that primarily engages in the business of acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of MGI Holdings, LLC, is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.  The officers and directors of MGI Holdings, Inc., and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference into this Item 2.

McCarthy Capital Corporation is a Nebraska corporation.  It is a wholly owned subsidiary of MGI Holdings, Inc., and is registered with the Securities and Exchange Commission as an investment adviser.  It engages in the business of rendering advice regarding acquiring, holding and disposing of investments in various companies.  McCarthy Capital Corporation is the manager of Fulcrum GP, L.L.C., Fulcrum Real Estate, LLC, and Fulcrum Homes, LLC.  McCarthy Capital Corporation is also the investment advisor to Fulcrum Growth Partners II, L.P. and Fulcrum Growth Partners III, L.L.C.  The address of the principal business and principal office of McCarthy Capital Corporation is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.  The officers and directors of McCarthy Capital Corporation, and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference into this Item 2.

Fulcrum Growth Partners II, L.P., is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Fulcrum Growth Partners II, L.P., is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

The general partner of Fulcrum Growth Partners II, L.P., is Fulcrum GP, L.L.C.  Fulcrum GP, L.L.C., is a Delaware limited liability company formed to be the general partner of Fulcrum Growth Partners II, L.P.  The address of the principal business and principal office of Fulcrum GP, L.L.C., is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Fulcrum Growth Partners III, L.L.C., is a Delaware limited liability company formed to engage in the business of acquiring, holding and disposing of investments in various companies.  McCarthy Group, LLC, is the managing member of Fulcrum Growth Partners III, L.L.C.  The address of the principal business and principal office of Fulcrum Growth Partners III, L.L.C., is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Fulcrum Homes, LLC, is a Nebraska limited liability company formed to engage in the business of acquiring, holding and disposing of investments in various companies.  McCarthy Capital Corporation is the manager of Fulcrum Homes, LLC.  Fulcrum Growth Partners II, L.P., and Fulcrum Growth Partners III, L.L.C., each own fifty percent of Fulcrum Homes, LLC.  The address of the principal business and principal office of Fulcrum Homes, LLC, is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Fulcrum Real Estate, LLC, is a Delaware limited liability company formed to engage in the business of acquiring, holding and disposing of investments in various companies and real estate projects.  McCarthy Capital Corporation is the manager of Fulcrum Real Estate, LLC.  Fulcrum Growth Partners II, L.P., and Fulcrum Growth Partners III, L.L.C., each own fifty percent of Fulcrum Real Estate, LLC.  The address of the principal business and principal office of Fulcrum Real Estate, LLC, is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Michael R. McCarthy is the Chairman of McCarthy Group, LLC.  Mr. McCarthy's business address is c/o McCarthy Group, LLC, First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Dana C. Bradford is the President of McCarthy Capital Corporation.  He is also a director of Southwest Value Partners, LLC.  Mr. Bradford's business address is c/o McCarthy Capital Corporation, First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Southwest Value Partners Fund XIV, LP, is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in real estate and real estate related companies.  The address of the principal business and the principal office of

Southwest Value Partners Fund XIV, LP, is 11975 El Camino Real, Suite 205, San Diego, California 92130.

The general partner of Southwest Value Partners Fund XIV, LP, is SWVP Fund XIV GP, LLC, a Delaware limited liability company formed to be the general partner of Southwest Value Partners Fund XIV, LP.  The address of the principal business and the principal office of SWVP Fund XIV GP, LLC, is 11975 El Camino Real, Suite 205, San Diego, California 92130.

Southwest Value Partners, LLC is a Delaware limited liability company.  It is a holding company that primarily engages, through its subsidiaries and affiliates, in the business of acquiring, holding and disposing of investments in real estate and real estate related companies.  Southwest Value Partners, LLC is the sole owner of SWVP Fund XIV GP, LLC.  The Board of Directors of Southwest Value Partners, LLC, consists of Dana Bradford and Mark Schlossberg; there are no officers.  The manager of Southwest Value Partners, LLC is SWVP XIV, LLC, a Delaware limited liability company.  The address of the principal business and the principal office of Southwest Value Partners, LLC, is 11975 El Camino Real, Suite 205, San Diego, California 92130.

SWVP XIV, LLC is a Delaware limited liability company formed to act as the manager of Southwest Value Partners, LLC.  Mark Schlossberg is the President of SWVP XIV, LLC; there are no other officers.  The address of the principal business and the principal office of SWVP XIV, LLC, is 11975 El Camino Real, Suite 205, San Diego, California 92130.

SWVP XIV Management Co., Inc. is a California corporation formed to act as the manager of SWVP XIV, LLC.  Robert Sarver is the chairman of the board, chief executive officer and a director of SWVP XIV Management Co., Inc.  Mark Schlossberg is the president, chief financial officer and a director of SWVP XIV Management Co., Inc.  The address of the principal business and the principal office of SWVP XIV Management Co., Inc., is 11975 El Camino Real, Suite 205, San Diego, California 92130.

Robert Sarver is a director of Meritage Homes Corporation, and the chairman of the board, chief executive officer and a director of SWVP XIV Management Co., Inc.  He is also the principal shareholder of SWVP XIV Management Co., Inc. and SWVP XIV, LLC.  Mr. Sarver’s principal business address is c/o Southwest Value Partners, LLC, 11975 El Camino Real, Suite 205, San Diego, California 92130,

Mark Schlossberg is the president, chief financial officer and a director of SWVP XIV Management Co., Inc. He is also the president of SWVP XIV, LLC and a director of Southwest Value Partners, LLC.  Mr. Schlossberg’s business address is c/o Southwest Value Partners, LLC, 11975 El Camino Real, Suite 205, San Diego, California 92130.

(d) - (e) During the last five years, none of the Reporting Persons or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States.

This Item 2 is qualified in its entirety by reference to Schedule I, Schedule II and Schedule III, which are attached hereto and incorporated into this Item 2 by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of the Common Stock acquired by Southwest Value Partners Fund XIV, LP are being acquired with working capital and the proceeds of a short term loan from McCarthy Group, LLC, which will be repaid upon receipt of capital contributions requested from the partners of Southwest Value Partners Fund XIV, LP.  The loan documents for the loan are attached as Exhibits 7.02 through 7.04 and incorporated herein by this reference.

The shares of the Common Stock acquired by Robert G. Sarver were acquired (i) with his personal funds, (ii) upon the exercise of stock options received in connection with his position as a director of the Issuer, or (iii) in the form of restricted stock granted to him in connection with his position as a director of the Issuer.

The shares of Common Stock acquired by Fulcrum Homes, LLC were acquired with working capital and loan proceeds received from US Bank pursuant to a revolving credit agreement with US Bank used in the ordinary course of business.  All loan proceeds have been repaid using capital contributions in cash received from the members of Fulcrum Homes, LLC.

Item 4.	Purpose of Transaction

The Reporting Persons intend to monitor the business and affairs of the Issuer closely and to periodically review their investment in the Common Stock. Depending upon the results of such activities and such other facts and circumstances then existing, including evaluation of the business and prospects of the Issuer, availability of funds, alternative uses for funds and investments to which such funds may be dedicated and general economic, industry and market conditions, the Reporting Persons may, from time to time (subject to any then-existing legal or contractual limitations), determine to increase their respective ownership of Common Stock or other debt or equity securities of the Issuer or provide debt or equity capital to the Issuer. The Reporting Persons may make such additional investments directly or indirectly and may form a group comprised of other shareholders of Issuer or other persons to effect such investments.  Such additional investments may include purchases in one or more open market or private transactions, including purchases by tender offer, transactions with the Issuer or other similar investments or acquisitions. If any one of the Reporting Persons subsequently makes any such additional investments or acquisitions of Common Stock or other Issuer securities, such investments or acquisitions may be undertaken with a view to acquiring a greater or controlling interest (possibly even a majority interest) in the Issuer and a commensurately greater influence with respect to the business activities and affairs of the Issuer.

Except as described in this Item 4, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the actions set forth in items (a) through (j) of the instructions to Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.  However, the Reporting Persons intend to review continuously their respective investments in the Issuer and the Issuer’s business affairs, financial position, capital needs and general industry and economic conditions, and, based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, from time to time (subject to any then-existing legal or contractual limitations) determine to increase their respective ownership of the Common Stock (including through the exercise of options to acquire shares of the Common Stock, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or a comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in items (a) – (j) of the instructions to Item 4 of Schedule 13D.

Alternatively, subject to market conditions and other considerations, Reporting Persons may sell all or a portion of the stock owned by Reporting Persons in the open market, in privately negotiated transactions, through a public offering or otherwise, but except as otherwise provided herein, the Reporting Persons currently have no intention of the selling any shares of the Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) – (b)   As a result of certain matters described in Items 2 and 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  As a member of a group, each Reporting Person may be deemed to beneficially own all of the Common Stock beneficially owned by the members of the group as a whole.  The Reporting Persons beneficially own in the aggregate approximately 2,235,300 shares of Common Stock, which represent approximately 8.5% of the class (based on 26,249,296 outstanding shares of Common Stock as of August 6, 2007, as reported in Issuer’s Form 10-Q filed August 7, 2007).  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control.

Such shares of Common Stock are beneficially owned by the Reporting Persons as follows:

Reporting Person(s)	Aggregate Number Beneficially Owned		Percentage of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
McCarthy Group, LLC	2,235,300	(2)	8.5%	1,000,000	735,000	1,000,000	735,000
MGI Holdings, Inc.	2,235,300	(2)	8.5%	1,000,000	735,000	1,000,000	735,000
McCarthy Capital Corporation	2,235,300	(2)	8.5%	1,000,000	735,000	1,000,000	735,000
Fulcrum Growth Partners II, L.P.	2,235,300	(2)	8.5%	0	0	0	0
Fulcrum GP, L.L.C.	2,235,300	(2)	8.5%	0	0	0	0
Fulcrum Growth Partners III, L.L.C.	2,235,300	(2)	8.5%	0	0	0	0
Fulcrum Homes, LLC	2,235,300	(3)	8.5%	1,000,000	0	1,000,000	0
Fulcrum Real Estate, LLC	2,235,300	(2)	8.5%	0	735,000	0	735,000
Michael R. McCarthy	2,235,300	(2)	8.5%	1,000,000	735,000	1,000,000	735,000
Dana C. Bradford	2,235,300	(2)	8.5%	0	735,000	0	735,000
Southwest Value Partners Fund XIV, LP	2,235,300	(4)	8.5%	735,000	0	650,000	0
SWVP Fund XIV GP, LLC	2,235,300	(4)	8.5%	735,000	0	650,000	0
Southwest Value Partners, LLC	2,235,300	(4)	8.5%	735,000	0	650,000	0
SWVP XIV, LLC	2,235,300	(4)	8.5%	0	735,000	0	735,000
SWVP XIV Management Co., Inc.	2,235,300	(4)	8.5%	0	735,000	0	735,000
Robert G. Sarver	2,235,300	(5)	8.5%	492,300	735,000	492,300	735,000
Mark A. Schlossberg	2,235,300	(4)	8.5%	0	735,000	0	735,000

(1) Based on 26,249,296 shares of Common Stock outstanding as of August 6, 2007 (as reported in the Issuer’s Form 10-Q filed on August 7, 2007).

(2) Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

(3) Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Fulcrum Homes, LLC expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) and (viii) above.

(4) Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

(5) Includes (i) 470,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 13,500 shares of Common Stock held by Robert Sarver; (vii) 1,000,000 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 735,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Mr. Sarver expressly disclaims any beneficial ownership of the shares listed in (ii) – (v) and (vii) above.

(c) The purchases of Common Stock executed by each of the Reporting Persons within the last 60 days are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day, and (ii) the lowest and highest price per shares at which the transactions were effected:

Fulcrum Homes, LLC:

Date	Quantity	Low	High
06/07/07	100,000	$31.07	$32.55
06/11/07	4,900	30.36	32.00
06/12/07	145,100	29.68	30.50
06/19/07	25,000	28.75	29.50
06/20/07	129,736	28.75	29.37
06/21/07	95,264	28.26	29.03
07/30/07	250,000	19.40	20.00
07/31/07	250,000	19.35	20.14

Southwest Value Partners Fund XIV, LP:

Date	Quantity	Low	High
08/07/07	90,800	$16.54	$17.50
08/08/07	179,200	19.10	21.10
08/10/07	130,000	19.98	21.00
08/13/07	50,000	18.95	20.60
08/14/07	113,200	18.90	19.50
08/15/07	86,800	17.70	19.00
08/16/07	85,000	15.90	16.60

All such transactions were effected in the secondary market through broker-dealers or an electronic trading network; there were no sales of Common Stock by any of the Reporting Persons within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Sarver is a director of the Issuer, and has received restricted stock and options to purchase Common Stock as compensation for his services.  The 12,000 shares of restricted stock currently held by Mr. Sarver were granted in 2007 pursuant to the Issuer’s 2006 Stock Incentive Plan (see Exhibit 7.05), and vest in equal investments on the first three anniversaries of the date of the grant.  None of the shares of restricted stock have yet vested, and Mr. Sarver has no voting rights with respect to the 12,000 shares of restricted stock.  The options to acquire 4,000 shares of Common Stock were granted to Mr. Sarver pursuant to the Issuer’s 1997 Stock Option Plan (see Exhibit 7.06), and vest in equal investments on the first two anniversaries of the date of the grant.  None of these options are currently exercisable, nor will any of these options became exercisable in the next 60 days. In addition, Mr. Sarver currently holds fully vested options to acquire 13,500 shares of Common Stock at various prices between $31 per share and $54 per share; however, Mr. Sarver has no current intention to exercise these options, which expire at various times beginning in 2009. Mr. Sarver also currently holds unvested options to acquire 6,500 shares of Common Stock at various prices; however, none of these options will vest prior to 2009.

The Reporting Persons have not entered into any formal written agreements with each other with respect to the acquisition or disposition of the shares or other matters reported herein.  Although certain Reporting Persons are parties to a number of different operating agreements and partnership agreements, each of such agreements were entered into in advance of the Reporting Persons’ discussions with respect to the securities of the Issuer, and except as described above in Item 4 and incorporated herein by this reference, the Reporting Persons have no other contracts, agreements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement

Exhibit 7.02	Promissory Note

Exhibit 7.03	Assurance Letter of SWVP XIV Management Co., Inc.

Exhibit 7.04	Subordination of Management Fees

Exhibit 7.05	Meritage Homes Corporation 2006 Stock Incentive Plan (incorporated by reference to Appendix B of the Issuer’s 2006 Proxy Statement filed April 10, 2006).

Exhibit 7.06	Meritage Homes Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 10K filed March 16, 2005).

(signature pages follow)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	McCarthy Group, LLC,
a Delaware limited liability company

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	MGI Holdings, Inc.,
a Nebraska corporation

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	McCarthy Capital Corporation,
a Nebraska corporation

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	Fulcrum Growth Partners II, L.P.,
a Delaware limited partnership

By: Fulcrum GP, L.L.C.,
a Delaware limited liability company
Its: General Partner

By: McCarthy Capital Corporation,
a Nebraska corporation
Its: Manager

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	Fulcrum GP, L.L.C.,
a Delaware limited liability company

By: McCarthy Capital Corporation,
a Nebraska corporation
Its: Manager

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	Fulcrum Growth Partners III, L.L.C.,
a Delaware limited liability company

By: McCarthy Group, LLC,
a Delaware limited liability company
Its: Managing Member

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	Fulcrum Homes, LLC,
a Nebraska limited liability company

By: McCarthy Capital Corporation
a Nebraska corporation
Its: Manager

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	Fulcrum Real Estate, LLC,
a Delaware limited liability company

By: McCarthy Capital Corporation
a Nebraska corporation
Its: Manager

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	/s/ Michael R. McCarthy
Michael R. McCarthy

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:August 16, 2007	/s/ Dana C. Bradford
Dana C. Bradford

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	Southwest Value Partners Fund XIV, LP,
a Delaware limited partnership

By: SWVP FUND XIV GP, LLC,
a Delaware limited liability company
Its: General Partner

By: Southwest Value Partners, LLC,
a Delaware limited liability company
Its: Member

By: SWVP XIV, LLC,
a Delaware limited liability company
Its: Manager

	By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	SWVP FUND XIV GP, LLC,
a Delaware limited liability company

By: Southwest Value Partners, LLC
a Delaware limited liability company
Its: Member

By: SWVP XIV, LLC,
a Delaware limited liability company
Its: Manager

	By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	Southwest Value Partners, LLC,
a Delaware limited liability company

By: SWVP XIV, LLC,
a Delaware limited liability company
Its: Manager

	By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	SWVP XIV, LLC,
a Delaware limited liability company

	By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	SWVP XIV Management Co., Inc.,
a California corporation

	By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	/s/ Robert Gary Sarver
Robert Gary Sarver

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2007	/s/ Mark A. Schlossberg
Mark A. Schlossberg

Schedule i

Directors and Officers of McCarthy Group, LLC

Name and Position	Principal Occupation	Principal Business Address
Michael R. McCarthy, Chairman and Director	Chairman of McCarthy Group, LLC	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE 68102

Dana C. Bradford, President of McCarthy Capital Corporation and Director	President of McCarthy Capital Corporation	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE 68102

Michelle M. Swanger, Assistant Secretary and Controller	Controller of McCarthy Group, LLC	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE

Richard L. Jarvis, Vice Chairman and Director	Chief Investment Officer of McCarthy Group Advisors, LLC	1125 South 103rd Street, Suite 250 Omaha, NE 68124

Robert D. Bates, Director	Business Consultant	1125 South 103rd Street, Suite 520 Omaha, NE 68124

Margaret L. Doyle, Director	Managing Member of Lacey Doyle, LLC	3415 N 128th Circle Omaha, NE 68154

John Gottschalk, Director	Chairman and CEO of Omaha World-Herald Company	Omaha World-Herald Building 1314 Douglas Street, Suite 1500 Omaha, NE 68102

Howard L. Hawks, Director	Chairman and CEO of Tenaska, Inc.	1044 N. 115th Street, #400 Omaha, NE 68154

Steven W. Seline, Director	President of Walnut Private Equity Partners	8712 W Dodge Road, Suite 220 Omaha, NE 68144

Gerald H. Timmerman, Director	President of Timmerman & Sons Feeding Co., Inc.	PO Box 367 Springfield, NE 68059

SC - I

Schedule iI

Directors and Officers of MGI Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address
Michael R. McCarthy, Chairman and Sole Director	Chairman of McCarthy Group, LLC	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE

Michelle M. Swanger, Assistant Secretary and Treasurer	Controller of McCarthy Group, LLC	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE

Richard L. Jarvis, Vice Chairman	Chief Investment Officer of McCarthy Group Advisors, LLC	1125 South 103rd Street, Suite 250 Omaha, NE 68124

SC - II

Schedule iII

Directors and Officers of McCarthy Capital Corporation

Name and Position	Principal Occupation	Principal Business Address
Michael R. McCarthy, Chairman and Sole Director	Chairman of McCarthy Group, LLC	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE

Dana C. Bradford, President	President of McCarthy Capital Corporation	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE

Michelle M. Swanger, Assistant Secretary and Treasurer	Controller of McCarthy Group, LLC	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE

SC - III